September 5, 2013
Via Edgar
Mr. Ethan Horowitz
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Response to SEC Staff Comments Regarding Form 10-K for the year ended December 31, 2012 of WPX Energy, Inc., File No. 001-35322, sent by a letter dated August 23, 2013

Dear Mr. Horowitz,
On behalf of WPX Energy, Inc. (“WPX” or the “Company”), this letter responds to the Staff's letter dated August 23, 2013 (the “Comment Letter”) with comments to the Company's Form 10-K for the fiscal year ended December 31, 2012, File No. 001-35322. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the heading and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.
Based on our review of the Staff comment letter, and as further described herein, we believe the disclosures in our filed Form 10-K are materially correct, clear and consistent with industry practice, and therefore believe that no amendments to our existing filings are necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We hope the Staff will consider this letter to be responsive to the comments.

One Williams Center | Suite 2600 | Tulsa, OK 74172 | 855.WPX.2012 Tel | www.wpxenergy.com

Mr. Ethan Horowitz
Securities and Exchange Commission
September 5, 2013

Form 10-K for Fiscal Year Ended December 31, 2012

Reserves and Production Information, page 9

Proved Undeveloped Reserves, page 12

1.
We note that you a portion of the change in your proved undeveloped reserves (“PUDs”) during the fiscal year ended December 31, 2012 was an increase due to “the restoration of reserves that were reclassified to probable reserves in prior years due to the SEC five year rules.” Please tell us about the change in circumstances that led to the restoration of these PUDs. In addition, please tell us about the expected timing for development of these PUDs based on the development plan approved by management. Refer to Rule 4-10(a)(31) of Regulation S-X.

Your question 1 makes reference to our sentence on page 12 that reads; “Combined additions and revisions of proved undeveloped drillings locations were 692 Bcfe of which 405 Bcfe were additions or extensions of previously unproved locations and the remainder was primarily due to the restoration of reserves that were reclassified to probable reserves in prior years due to the SEC five year rules.” Of the remainder (equal to 287 Bcfe), approximately 228 Bcfe (or 5% of total proved reserves) were from PUD (proved undeveloped) locations that had been previously booked and removed prior to our YE2012 disclosure due to limitations under the five year rule. The change in circumstances that led to the restoration of these PUDs is due to changes in our drilling plans and the passage of time. In accordance with the SEC guidance these PUDs have been added as they are now included in our five year drilling plan, where they were not included in our prior year drilling plans. Our drilling plans for a five year time frame can change from year to year based on the amount of anticipated capital spending coupled with the economic outlook and drilling location efficiency maximization. Of the 228 Bcfe total, approximately 224 Bcfe are found in our Piceance Basin where we have a large inventory of drilling locations that could be booked as PUDs except they would exceed the limitations of the five year rules. The expected timing for the development of the restored PUDS is as follows: 70 Bcfe (31%) in 2013, 33 Bcfe (14%) in 2014, 40 Bcfe (18%) in 2015, 37 Bcfe (16%) in 2016, and 48 Bcfe (21%) in 2017.

Notes to Consolidated Financial Statements

Note 16 - Derivatives and Concentration of Credit Risk, page 122

2.
We note that you did not designate commodity derivative contracts entered into during 2012 as cash flow hedges for accounting purposes. The tabular disclosure on page 124 of your filing shows pre-tax gains / losses recognized in revenues for energy commodity derivatives not designated as hedging instruments. Please revise to explain the manner in which realized and unrealized gains / losses are calculated consistent with FASB ASC 815-10-35-2 (i.e., reflect only the periodic change in value recognized under GAAP). Your response should indicate whether the gain / loss recognized includes any amounts representing a recovery of cost.

Consistent with FASB ASC 815-10-35-2, we recognize into earnings all gains and losses from the change in fair value of derivative instruments not designated as hedging instruments. Within our “Summary of Significant Accounting Policies” on page 91 of our filing, we indicate that changes in the fair value of a commodity derivative that is not accounted for as a qualifying instrument for normal purchases and sales or designated as a hedging instrument are recognized under mark-to-market accounting. However, we do acknowledge the Staff's comment and respectfully propose to provide additional language in our future

Mr. Ethan Horowitz
Securities and Exchange Commission
September 5, 2013

annual filings, specifically in the Derivatives and Concentration of Credit Risk footnote, to indicate that gains and losses on derivatives not designated as hedging instruments reflect only the periodic change in fair value.

Further, no portion of the recognized gain or loss includes any amounts representing a recovery of cost.

Supplemental Oil and Gas Disclosures, page 131
Proved Reserves, page 135

3. Please revise to separately present proved undeveloped reserves as of the beginning and end of each fiscal year as required by FASB ASC 932-235-50-4.

Although we believe that the information is available through calculation in our current filing through our disclosure of total proved reserves and total proved developed reserves, we acknowledge the Staff's comment and respectfully propose to provide the additional disclosure of proved undeveloped reserves in future filings.

4. It does not appear that you have provided adequate disclosure explaining the changes in your proved reserves as required by FASB ASC 932-235-50-5. For example, the disclosure on page 138 of your filing does not appear to explain the change resulting from extensions and discoveries. Please revise your disclosure to provide an explanation of significant changes for each period presented.

We acknowledge the Staff's comment and respectfully propose to provide more detailed explanations in future filings related to the significant changes in reserves. Significant changes for 2012 are discussed in other sections of the document (primarily on page 11 of our filed Form 10-K). In the future, we propose to repeat this information in our Supplemental Oil and Gas Disclosures. In our Form 10-K for the year ended December 31, 2012, such additional disclosure, set forth as additional bullets under the table on page 138, would have read as follows:

•	Purchases in 2010 primarily reflect our acquisition of properties in the Williston Basin and include proved developed reserves of 42 Bcfe.

•	Divestitures in 2012 primarily relate to the sale in 2012 of our holdings in the Barnett Shale and the Arkoma Basin (see Note 2).

•
Domestic extensions and discoveries in 2012 reflect 225 Bcfe added for drilled locations and 405 Bcfe added for new undeveloped locations. The 2012 extensions and discoveries were primarily in the Williston Basin, Appalachia Basin and Piceance Basin. Domestic extensions and discoveries in 2011 reflect 306 Bcfe added for drilled locations and 760 Bcfe added for new undeveloped locations. The 2011 extensions and discoveries were primarily in the Piceance Basin, Appalachia Basin and Williston Basin. Domestic extensions and discoveries in 2010 reflect 172 Bcfe added for drilled locations and 365 Bcfe added for new undeveloped locations. The 2010 extensions and discoveries were primarily in the Piceance Basin, Powder River Basin, San Juan Basin and Barnett Shale.

Form 8-K filed February 28, 2013

5. We note that you present non-GAAP measures in your filing which include an adjustment for the unrealized gain / loss on your energy commodity derivatives not designated as hedging instruments. Please tell us why the non-GAAP measures presented exclude the

Mr. Ethan Horowitz
Securities and Exchange Commission
September 5, 2013

unrealized gain / loss, but include the realized gain / loss on these energy commodity derivatives. If it is your intent for these non-GAAP measures to reflect the cash flows associated with energy commodity derivatives settled during the period, please revise your reconciliation to include two separate line items: one for the total gain / loss recognized and another for the net cash received / paid for energy commodity derivatives not designated as hedging instruments which were settled during the period.

Our intent for this non-GAAP measure is to reflect the cash flows associated with energy commodity derivatives settled during the period or said another way to depict how results would appear if the company elected and applied hedge accounting to our derivative instruments that are utilized for economic hedging purposes. Our historical reconciliation disclosure has presented an adjustment for the total unrealized net gain (loss) which is a component of the results of operations line item “net gain (loss) on derivatives not designated as hedges” which is further detailed in Note 16 Derivatives and Concentrations of Credit Risk (specifically the table on page 124) of our Form 10-K. We acknowledge the Staff's comment and respectfully propose to provide in future filings a replacement of the one line presentation with two line items in the reconciliation which will remove the impact of results of operations line item “net gain (loss) on derivatives not designated as hedges” and add the impact of “realized gain (loss) from derivatives not designated as hedges” which is the periodic realization of actual cash received/paid for derivative instruments not designated as hedging instruments.

In connection with the foregoing response, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 573-8572.

Sincerely,
/s/ J. KEVIN VANN
J. Kevin Vann
Controller (Principal Accounting Officer)

cc:	Sandy Eisen, Securities and Exchange Commission